Exhibit 99.1

NEWS RELEASE

Sandstorm Gold Announces the Acquisition of Common Shares and Warrants of Premier Royalty

Vancouver, British Columbia | January 29, 2013

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce that it has entered into a share purchase agreement (the “Agreement”) with Premier Gold Mines Ltd. (“Premier Gold”) to acquire common shares (the “Common Shares”) and warrants (the “Warrants”) of Premier Royalty Inc. (“Premier Royalty”). Sandstorm has purchased 33,655,821 Common Shares, representing approximately 43.2% of the currently issued and outstanding shares of Premier Royalty, and 6,965,676 Warrants, each exercisable to acquire one common share of Premier Royalty at a price of CAD$2.00. Of the Warrants, 5,508,176 expire on December 4, 2016 (subject to expiry acceleration provisions) and 1,457,500 expire on October 7, 2014.

Pursuant to the terms of the Agreement, Sandstorm will issue Premier Gold 5,604,277 special warrants (subject to the approval of the Toronto Stock Exchange) each being exercisable into one common share of Sandstorm. Sandstorm has also provided Premier Gold with a temporary six month credit facility up to US$70 million, which will bear interest at a 0.3% premium to the interest rate that the Company would be charged by its lenders if funds were drawn from its revolving debt facility.

Sandstorm’s President and CEO Nolan Watson commented, “Premier Royalty has a base of existing royalties and a strong team that is capable of growth through accretive acquisitions. Owning a significant interest in Premier Royalty gives Sandstorm continued exposure to smaller stream and royalty acquisitions, allowing Sandstorm’s team to focus on transactions that are material to our shareholders. Today’s acquisition is the beginning of a strategic relationship between Sandstorm and Premier Royalty, one that we believe will be beneficial to shareholders of both companies.”

The Agreement contains a top up provision whereby if Sandstorm acquires 100% of the remaining issued and outstanding securities of Premier Royalty on or before the 18 month anniversary of the execution of the Agreement (the “Subsequent Acquisition”) and the average price of the securities of Premier Royalty purchased through the Subsequent Acquisition is greater than the per unit price paid by Sandstorm under the Agreement, Sandstorm must pay Premier Gold an amount that is equal to the difference between the per unit price paid  under the Agreement, and the average price of the voting securities of Premier Royalty that Premier Gold would have received if Premier Gold sold the Common Shares and Warrants to Sandstorm pursuant to the Subsequent Acquisition.

The acquisition of the Common Shares and Warrants by Sandstorm was effected for investment purposes.  Sandstorm may from time to time acquire additional securities of Premier Royalty, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position. An early warning report, as required under National Instrument 62-103, containing additional information with respect to the foregoing matters will be filed by the Company on Premier Royalty’s SEDAR profile at www.sedar.com.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing for gold mining companies that are looking for capital. In return, Sandstorm receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm is a non-operating gold mining company with a portfolio of nine gold streams, five of which are producing gold, and three NSR royalties. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Brigus Gold Corp., Colossus Minerals Inc., Donner Metals Ltd., Luna Gold Corp., Magellan Minerals Ltd., Metanor Resources Inc., Mutiny Gold Ltd., Santa Fe Gold Corp., SilverCrest Mines Inc., Rambler Metals and Mining plc and Solitario Exploration & Royalty Corp.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm”  in Sandstorm’s annual report for the financial year ended December 31, 2011 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION
Sandstorm Gold Ltd.
Nolan Watson, President & Chief Executive Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.